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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           RENTAL SERVICE CORPORATION
                           (Name of Subject Company)

                           RENTAL SERVICE CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   76009V102
                     (CUSIP Number of Class of Securities)

                               ----------------

                                Robert M. Wilson
   Executive Vice President, Chief Financial Officer, Secretary and Treasurer
                           Rental Service Corporation
                     6929 East Greenway Parkway, Suite 200
                           Scottsdale, Arizona 85254
                                 (480) 905-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                   Copies to:

      Elizabeth A. Blendell, Esq.                Mark D. Gerstein, Esq.
            Latham & Watkins                        Latham & Watkins
   633 West Fifth Street, Suite 4000             233 South Wacker Drive
   Los Angeles, California 90071-2007           Sears Tower, Suite 5800
             (213) 485-1234                   Chicago, Illinois 60606-6401
                                                     (312) 876-7700

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Item 1. Security and Subject Company.

   The name of the subject company is Rental Service Corporation, a Delaware corporation ("RSC"), and the address of its principal executive offices is 6929 East Greenway Parkway, Suite 200, Scottsdale, Arizona 85254. This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to the common stock, par value $.01 per share (the "Shares"), of RSC.

Item 2. Tender Offer of the Bidder.

   This Schedule 14D-9 relates to the tender offer by UR Acquisition Corporation, a Delaware corporation ("UR Acquisition") and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation ("United Rentals" and, together with UR Acquisition, the "Bidder"), to purchase all of the outstanding Shares at a price of $22.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 5, 1999 and the related Letter of Transmittal (which together constitute the "Tender Offer"). The Tender Offer expires at 12:00 Midnight, New York City time, on Friday, April 30, 1999. The Tender Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated April 5, 1999 (as amended prior to the date hereof, the "Schedule 14D-1"), as filed by the Bidder with the Securities and Exchange Commission (the "SEC") on such date. Based on information set forth in the Schedule 14D-1, the principal executive offices of each of UR Acquisition and United Rentals are located at Four Greenwich Office Park, Greenwich, Connecticut 06830.

   According to the Schedule 14D-1, the purpose of the Tender Offer is to facilitate the acquisition of a majority of the outstanding Shares as a first step in the acquisition of RSC. United Rentals discloses in the Schedule 14D-1 that it is seeking to enter into negotiations with RSC with respect to a merger with UR Acquisition or another direct or indirect subsidiary of United Rentals (the "Proposed Second-Step Merger") which would be consummated as soon as practicable after consummation of the Tender Offer. According to the
Schedule 14D-1, RSC would be the surviving corporation in the Proposed Second-Step Merger and would continue as a wholly owned subsidiary of United Rentals. Upon the consummation of the Proposed Second-Step Merger, each then outstanding Share (other than Shares held (1) by the Bidder or any wholly owned subsidiary of United Rentals, (2) in RSC's treasury, and (3) by stockholders who properly exercise appraisal rights under the General Corporation Law of the State of Delaware, as amended (the "DGCL")) would be converted into the right to receive in cash the price per share paid by UR Acquisition pursuant to the Tender Offer. In addition, as disclosed in the
Schedule 14D-1, UR Acquisition reserves the right to amend the Tender Offer upon entering into a merger agreement with respect to the Proposed Second-Step Merger or otherwise to negotiate a merger agreement with RSC not involving a tender offer pursuant to which UR Acquisition would terminate the Tender Offer and Shares would, upon consummation of such merger, be converted into cash, common stock of United Rentals and/or other securities in such amounts as may be negotiated by United Rentals and RSC.

   According to the Schedule 14D-1, the Tender Offer is subject to the fulfillment of certain conditions, including, among other things:

     The Minimum Condition--there being validly tendered and not withdrawn prior to the expiration of the Tender Offer that number of Shares which, together with any Shares owned by the Bidder, constitute a majority of the Shares outstanding on a fully diluted basis (i.e. as though all options or other securities convertible into or exercisable or exchangeable for Shares had been so converted, exercised or exchanged).

     The Financing Condition--the receipt by United Rentals (North America), Inc., a wholly owned subsidiary of United Rentals, of financing for the Tender Offer and the Proposed Second-Step Merger pursuant to the commitment letter, dated as of April 4, 1999, issued by Goldman Sachs Credit Partners L.P. (the "Commitment Letter").

     The United Rentals Merger Agreement Condition--RSC having entered into a definitive merger agreement with the Bidder that would provide for the acquisition of RSC pursuant to the Tender Offer and the Proposed Second-Step Merger.

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     The Stock Option Cancellation Condition--the termination or invalidation of the option granted by RSC to NationsRent, Inc., a Delaware corporation ("NationsRent"), to purchase up to 4,795,431 Shares (subject to certain adjustments), or approximately 19.9% of RSC's issued and outstanding Shares on January 19, 1999, without any Shares having been issued thereunder.

     The Termination Fee Cancellation Condition--the invalidation of the amounts payable by either RSC or NationsRent to the other upon a termination under certain circumstances of the Agreement and Plan of Merger (the "NationsRent Merger Agreement"), dated as of January 20, 1999, between RSC and NationsRent, or the termination of the obligation to pay such amounts, without any amount or portion thereof having been paid by RSC or any of its affiliates pursuant to the NationsRent Merger Agreement or otherwise.

     The Stockholder Vote Condition--the stockholders of RSC shall not have approved the NationsRent Merger Agreement.

     The NationsRent Merger Agreement Termination Condition--UR Acquisition being satisfied, in its sole discretion, that the NationsRent Merger Agreement has been terminated.

     The Section 203 Condition--UR Acquisition being satisfied, in its sole discretion, that the provisions of Section 203 of the DGCL are inapplicable to the Tender Offer and the Proposed Second-Step Merger.

     The Economic Impairment Condition--RSC not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing UR Acquisition's ability to acquire RSC or otherwise diminishing the expected economic value to UR Acquisition of the acquisition of RSC.

     The HSR Condition--the expiration or termination, prior to the expiration date of the Tender Offer, of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations thereunder applicable to the acquisition of Shares pursuant to the Tender Offer.

   In addition, according to the Schedule 14D-1, the Bidder will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for, and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for any tendered Shares, and may terminate the Tender Offer as to any Shares not then paid for, if in the sole judgment of UR Acquisition:

      (1) at or prior to the expiration date of the Tender Offer any one or more of the Minimum Condition, the Stock Option Cancellation Condition, the Termination Fee Cancellation Condition, the Stockholder Vote Condition, the NationsRent Merger Agreement Termination Condition, the United Rentals Merger Agreement Condition, the Section 203 Condition, the Economic Impairment Condition or the HSR Condition has not been satisfied, or

      (2) at any time after April 5, 1999 and prior to the acceptance for payment of Shares, the Financing Condition shall not have occurred or certain other events set forth in the Schedule 14D-1 shall have occurred, which in any such case, in the sole judgment of the Bidder, and regardless of the circumstances giving rise to such condition (including any action or inaction by the Bidder or any of their affiliates), makes it inadvisable to proceed with the Tender Offer and/or with the acceptance for payment or payment for Shares.

   On April 13, 1999, United Rentals filed with the SEC (1) preliminary proxy materials to solicit proxies from RSC's stockholders to vote against the NationsRent Merger at the special meeting of stockholders held for the purpose of voting on the NationsRent Merger (as to which the RSC Board has not yet set a record date), and (2) a preliminary consent solicitation statement soliciting written consents from RSC's stockholders to remove the members of the RSC Board and replace them with hand-picked nominees of United Rentals and to repeal each provision of RSC's bylaws or amendment thereto adopted subsequent to January 20, 1999. Also on April 13, 1999, United Rentals requested that the RSC Board set April 26, 1999 as the record date for purposes of its solicitation of written consents. The RSC Board intends to respond to United Rentals' request to set a record date in the manner and at such time as is required by RSC's bylaws. THIS SCHEDULE 14D-9 DOES NOT CONSTITUTE A SOLICITATION OF PROXIES WITH RESPECT TO THE NATIONSRENT

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MERGER OR A SOLICITATION TO REVOKE CONSENTS IN CONNECTION WITH THE CONSENT
SOLICITATION OF UNITED RENTALS. ANY SUCH SOLICITATION BY RSC WILL BE MADE ONLY BY MEANS OF SEPARATE PROXY OR CONSENT SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Item 3. Identity and Background.

    (a) The name and business address of RSC, which is the entity filing this
Schedule 14D-9, are set forth in the response to Item 1 above.

    (b) Except as set forth in the response to this Item 3(b), in the responses to Items 6, 7 and 8 below or in Annex A attached hereto or as incorporated by reference herein, to the knowledge of RSC, as of the date hereof, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between RSC or its affiliates and: (1) RSC, its executive officers, directors or affiliates; or (2) the Bidder or the respective officers, directors or affiliates of United Rentals or UR Acquisition.

  The NationsRent Merger Agreement

   Principal Terms. On January 20, 1999, RSC and NationsRent entered into the NationsRent Merger Agreement pursuant to which the parties agreed that, subject to the terms and conditions of the NationsRent Merger Agreement, NationsRent would be merged with and into RSC, with RSC as the surviving corporation (the "NationsRent Merger"). At the effective time of the NationsRent Merger (the "Effective Time"), (1) each share of common stock of NationsRent would be converted into and become 0.355 of a Share (or, under certain circumstances would be canceled), and (2) options to purchase shares of common stock of NationsRent would be converted automatically into options to purchase Shares (subject to certain adjustments). Shares and options to purchase Shares which are outstanding immediately prior to the Effective Time would continue to remain outstanding following the Effective Time and holders of such Shares and/or options, as the case may be, would continue to hold their Shares and options following the Effective Time.

   Under the terms of the NationsRent Merger Agreement, each of RSC and NationsRent would designate four (of the nine) members of the board of directors of the surviving corporation in the NationsRent Merger from among the members of their respective boards of directors as of January 20, 1999. The ninth member would be designated by NationsRent, subject to the consent of RSC (provided that the NationsRent Merger Agreement specifically provides that the additional board member designated by NationsRent may not be related to H. Wayne Huizenga or be an affiliate of, or serve as a director or executive officer of, any entity in which Mr. Huizenga, any person related to him or any trust or entity for the benefit of any such persons, owns, directly or indirectly, an equity interest or interests having more than 15% of the ordinary voting power of such entity). In addition, the NationsRent Merger Agreement provides that Martin R. Reid, the Chairman of the Board and Chief Executive Officer of RSC, would become the Chairman of the surviving corporation, and Robert M. Wilson, the Executive Vice President, Chief Financial Officer, Secretary and Treasurer of RSC, would become the Senior Executive Vice President and Chief Financial Officer of the surviving corporation.

   The NationsRent Merger Agreement further provides that the surviving corporation would honor, and cause its subsidiaries to honor, each existing employment, change of control, severance and termination agreement between RSC or its subsidiaries and its executive officers, directors and employees and all obligations pursuant to outstanding employee benefit compensation plans and arrangements that have accrued prior to the Effective Time. As described below and in Annex A, certain of RSC's executive officers and directors have agreements with RSC of the type described in the preceding sentence and/or are eligible to participate in such benefit plans and arrangements.

   The NationsRent Merger Agreement provides that the NationsRent Merger is subject to the approval of a majority of the outstanding Shares at a special meeting of RSC's stockholders called for such purpose. The NationsRent Merger is also subject to the approval of a majority of the outstanding shares of common stock of NationsRent. As described in the response to Item 2 above, RSC will transmit separate proxy solicitation

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materials complying with the requirements of the Exchange Act and the rules and regulations promulgated thereunder in connection with the solicitation of proxies for this special meeting of its stockholders, and this Schedule 14D-9 does not constitute a solicitation of proxies with respect to the NationsRent Merger. The special meeting of RSC's stockholders in connection with the NationsRent Merger will not occur before May 24, 1999, but has not been scheduled at this time and no record date therefor has been set. The date of this special meeting will depend upon, among other things, the time required for RSC and NationsRent to complete their definitive proxy solicitation materials for the meeting. Preliminary proxy solicitation materials have been filed by RSC and NationsRent with the SEC on a confidential basis.

   Limitations Concerning Third Party Proposals. Pursuant to the NationsRent Merger Agreement, neither RSC nor any of its subsidiaries (nor any of their respective officers or directors) will, and RSC will use its best efforts to cause certain of its and its subsidiaries' representatives not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any Acquisition Proposal (as defined below), or to, directly or indirectly have any discussion with or provide any confidential information or data to any person relating to an Acquisition Proposal or engage in any negotiations concerning an Acquisition Proposal. Notwithstanding the foregoing, nothing in the NationsRent Merger Agreement prevents RSC or the RSC Board from:

      (1) complying with Rules 14d-9 and 14e-2(a) under the Exchange Act;

      (2) making any disclosure to its stockholders if, in the good faith judgment of its board of directors (after consultation with outside counsel), failure to so disclose would be inconsistent with its obligations under applicable law;

      (3) negotiating with, or furnishing information to, any person who has made a bona fide written Acquisition Proposal that did not result from a breach of the party's obligations under the NationsRent Merger Agreement, if and only to the extent that such Acquisition Proposal is a Superior Proposal (as defined below); or

      (4) recommending an Acquisition Proposal that is a Superior Proposal to the stockholders of RSC, and, in connection therewith, withdrawing or modifying its approval or recommendation of the NationsRent Merger Agreement or the other transactions contemplated thereby.

The preceding provisions with respect to Acquisition Proposals also apply to NationsRent and its board of directors under the NationsRent Merger Agreement.

   Under the NationsRent Merger Agreement, the term "Acquisition Proposal" means, among other things, any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving RSC or certain of its subsidiaries, or any purchase of, or offer to purchase, all or substantially all of the equity securities of RSC or certain of its subsidiaries, or all or substantially all of the assets of RSC or certain of its subsidiaries. The Tender Offer and the Proposed Second-Step Merger constitute an "Acquisition Proposal" under this definition.

   The term "Superior Proposal" means an Acquisition Proposal by a third party:

      (1) on terms which the RSC Board determines in its good faith judgment (after consultation with its financial advisors, whose advice must be communicated to NationsRent) to be:

        (A) more favorable from a financial point of view to the stockholders of RSC than the NationsRent Merger, and

        (B) more favorable to RSC than the NationsRent Merger after taking into account any other relevant factors permitted to be considered under applicable law, and after giving NationsRent at least 10 business days to respond to the Acquisition Proposal from the third party, and

      (2) which the RSC Board determines in its good faith judgment to constitute a transaction that is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory, and other aspects of such proposal.

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   Termination Payments. Under the following circumstances entitling
NationsRent to terminate the NationsRent Merger Agreement, RSC will be obligated pursuant to the NationsRent Merger Agreement to pay NationsRent a termination payment equal to $35 million as liquidated damages and to reimburse NationsRent for its expenses in an amount of $5 million (collectively, the "Termination Amounts"):

      (1) a termination of the NationsRent Merger Agreement by NationsRent because the requisite approval of RSC's stockholders is not obtained at any meeting of RSC's stockholders called for such purpose;

      (2) if the RSC Board withdraws or adversely modifies its approval or recommendation to stockholders of RSC of the NationsRent Merger, or fails to reconfirm such recommendation after the public announcement or disclosure of an Acquisition Proposal or the intention of any person to make an Acquisition Proposal with respect to RSC within 10 business days after a written request by NationsRent to do so;

      (3) RSC or the RSC Board recommends a Superior Proposal;

      (4) the acquisition by any person or group of 40% or more of the outstanding Shares; or

      (5) a willful and intentional breach by RSC of its obligations under the NationsRent Merger Agreement with respect to Acquisition Proposals.

NationsRent is also entitled to terminate the NationsRent Merger Agreement if RSC negotiates with or furnishes information to any person who has made a bona fide written Acquisition Proposal and fails to cease taking such actions within 5 business days of the commencement thereof, but NationsRent will not be entitled to receive the Termination Amounts in the event of termination on such basis.

   The NationsRent Merger Agreement contains equivalent provisions with respect to the circumstances under which NationsRent will be obligated to pay the Termination Amounts to RSC following a termination of the NationsRent Merger Agreement by RSC.

  The Stock Option Agreements

   Generally. In connection with the execution of the NationsRent Merger Agreement, each of RSC and NationsRent executed a Stock Option Agreement, dated as of January 20, 1999 (together the "Stock Option Agreements" and, individually, the "RSC Option Agreement" and the "NationsRent Option Agreement") in favor of the other party. Pursuant to the Stock Option Agreements, each of RSC and NationsRent granted to the other an unconditional, irrevocable option (with respect to the grant to RSC, the "RSC Option" and with respect to the grant to NationsRent, the "NationsRent Option" and together, the "Options") to purchase, subject to the terms thereof, a certain number of shares of its common stock at a specified per share price.

   Pursuant to the RSC Option Agreement and the RSC Option, RSC has the option to purchase 11,067,986 shares of NationsRent common stock at an exercise price equal to $6.5625 per share in cash, subject to adjustment as described in the RSC Option Agreement (including to ensure a minimum value to RSC of $5 million thereunder). The RSC Option is exercisable, in whole but not in part, within 180 days after the occurrence of an event which would entitle RSC to receive the Termination Amounts, unless the Effective Time occurs prior to such exercise, subject to extension in certain circumstances.

   Pursuant to the NationsRent Option Agreement and the NationsRent Option, NationsRent has the option to purchase 4,795,431 Shares at an exercise price equal to $23.25 per share in cash, subject to adjustment as described in the NationsRent Option Agreement (including to ensure a minimum value to NationsRent of $5 million thereunder). The RSC Option is exercisable, in whole but not in part, within 180 days after the occurrence of an event which would entitle RSC to receive the Termination Amounts, unless the Effective Time occurs prior to such exercise, subject to extension in certain circumstances.

   Limitation on Profit from Option. Each Stock Option Agreement provides that, notwithstanding any other provision of such Stock Option Agreement, in no event will the grantee's "total profit" plus any Termination Amounts paid by the issuer to the grantee exceed in the aggregate $35 million, and, if it otherwise would exceed

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$35 million, the grantee, at its sole election, is required to (1) reduce the number of shares subject to the Option, (2) deliver to the issuer for cancellation shares previously purchased by the grantee pursuant to the Option,
(3) pay cash to the issuer, or (4) any combination thereof, so that the grantee's actually realized "total profit" plus the Termination Amounts so paid to the grantee does not exceed $35 million after taking into account the foregoing actions. For purposes of the Stock Option Agreements, "total profit" means the aggregate amount (before taxes) of the following: (A) the amount received by the grantee pursuant to the issuer's repurchase of the option or any shares granted pursuant to the Option, less, in the case of any repurchase of such shares, the grantee's purchase price for such shares, and (B) the net cash amounts or the fair market value of any property received by the grantee pursuant to the sale of shares granted pursuant to the Option (or any other securities into which such shares are converted or exchanged or any property, cash or other securities received pursuant to adjustments made under the Stock Option Agreements), but in no case less than the fair market value of such shares, less the grantee's purchase price for such shares.

   Each Stock Option Agreement also provides that, notwithstanding any other provision therein to the contrary, the Option may not be exercised for a number of shares as would, as of the date of exercise, result in a "notional total profit" which, together with any Termination Amounts paid to the grantee (and after giving effect to any election made by the grantee as described in the immediately preceding paragraph), would exceed $35 million. For purposes of the Stock Option Agreements, the term "notional total profit" means, with respect to shares as to which the grantee may propose to exercise the Option, the "total profit" determined as of the date of such proposal assuming that the Option was exercised on such date for such number of shares and assuming that
(1) such shares (or any other securities into which such shares are converted or exchanged) were sold for cash at the closing market price on the New York Stock Exchange ("NYSE") for shares of the issuer's common stock as of the close of business on the preceding trading day (less customary brokerage commissions), and (2) any property, cash or other securities received pursuant to adjustments made under the Stock Option Agreement is disposed of for fair market value.

  The Voting Agreement

   As an inducement and condition to the willingness of RSC and NationsRent to enter into the NationsRent Merger Agreement, certain stockholders of NationsRent (the "Key NationsRent Stockholders") entered into a Voting Agreement, dated January 20, 1999, with RSC (the "Voting Agreement"). Pursuant to the Voting Agreement, each Key NationsRent Stockholder has agreed, at any meeting of the stockholders of NationsRent with respect to the NationsRent Merger Agreement, to vote all of the Key NationsRent Stockholder's shares of common stock of NationsRent in favor of the NationsRent Merger and the adoption of the NationsRent Merger Agreement, among other things, so long as the board of directors of NationsRent has not withdrawn its recommendation of the NationsRent Merger to its stockholders. The Voting Agreement will terminate upon the earliest to occur of (1) the Effective Time, (2) the date that the board of directors of NationsRent withdraws or adversely modifies its recommendation to its stockholders of the NationsRent Merger, and (3) the date of termination of the NationsRent Merger Agreement in accordance with its terms.

  Agreements with Mr. Reid

   Employment Agreement. RSC and Mr. Reid are parties to an employment agreement, dated as of January 14, 1998 (as amended, the "Reid Employment Agreement"), pursuant to which Mr. Reid is employed as Chairman of the Board and Chief Executive Officer. The term of the Reid Employment Agreement expires on December 31, 2001, but will be automatically extended for one additional year at the end of each calendar year, unless earlier terminated. The Reid Employment Agreement provides for a base salary of no less than $500,000. Mr. Reid is also eligible to receive a yearly bonus of up to $500,000, if specified performance criteria are met. In addition, Mr. Reid is entitled to four weeks vacation and all benefits generally available to other RSC executives.

   The Reid Employment Agreement may be terminated by Mr. Reid or RSC at any time, with or without cause. In addition, if requested by the RSC Board, Mr. Reid will resign as Chief Executive Officer, but will remain as Chairman of the Board and devote at least 50% of his time to RSC. Beginning with the first full year after his resignation, Mr. Reid's base salary and corresponding bonus opportunity would each be reduced to $250,000. The RSC Board may also request that Mr. Reid step down as Chairman of the Board, and, in such

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circumstance, Mr. Reid would remain an RSC employee at a base salary not less than $125,000, depending on the time he devotes.

   Except where there has been a "change of control," if Mr. Reid's active employment in all capacities is terminated by RSC without "cause" (as defined in the Reid Employment Agreement), Mr. Reid will be entitled to receive severance pay equal to his then-current base salary through the remaining term of the Reid Employment Agreement plus the maximum bonus opportunity available if he had continued in the position from which he was terminated. Additionally, Mr. Reid will be entitled to immediate vesting of all his unvested options and restricted stock. In addition, for the remainder of the term of the Reid Employment Agreement, Mr. Reid will be treated as an active employee for purposes of all benefits and will be entitled to health insurance coverage until age 65. No severance pay or benefit continuation will be available if Mr. Reid is terminated for cause or if he resigns (other than due to a breach of the Reid Employment Agreement by RSC) or is asked by the RSC Board to resign as Chief Executive Officer or step-down as Chairman of the Board. Under the Reid Employment Agreement, a "change of control" includes (1) the acquisition by any person (other than any employee benefit plan maintained by RSC) of beneficial ownership of 50% or more of the Shares; (2) the disposition of all or substantially all of the business of RSC pursuant to a merger, consolidation or other transaction in which either RSC is not the surviving company or the stockholders of RSC immediately prior to the transaction do not continue to own at least 60% of the surviving corporation immediately after the transaction; or
(3) individuals who constituted the RSC Board as of January 14, 1998 cease for any reason to constitute at least a majority of the RSC Board (provided that any individual whose election or nomination to the RSC Board was approved by at least two-thirds of the directors comprising the RSC Board as of the date of the Reid Employment Agreement shall be considered as though such individual were a member of the RSC Board as of January 14, 1998, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an election contest with respect to the election or removal of directors or other actual or overtly and publicly threatened solicitation of proxies or consents by or on behalf of a person or entity other than the RSC Board).

   Upon a change of control, all of Mr. Reid's unvested stock options and restricted stock will vest. In addition, if within 24 months after a change of control, Mr. Reid is terminated without cause or voluntarily terminates his employment for "good reason" (as defined in the Reid Employment Agreement), then, in place of other severance payments, he will receive a payment equal to two and one-half times his highest base salary and annual bonus opportunity during the term of the Reid Employment Agreement prior to the change of control. RSC must also continue to provide Mr. Reid with health and life insurance comparable to that in effect on the date of the change of control for 30 months or until he is re-employed and eligible for health and life insurance benefits from a new employer that are at least as favorable as those provided by RSC. In addition, Mr. Reid will either be fully vested in his account under RSC's 401(k) plan (as described in Annex A attached hereto) upon the change of control or receive payments equal to the unvested portion of that account. RSC must also transfer to Mr. Reid the company-owned car he was using at the time of the change of control or pay him two and one-half times his annual car allowance.

   During the term of the Reid Employment Agreement, and for four years after any termination of employment for any reason, Mr. Reid cannot directly or indirectly engage in any business that competes with RSC, whether as an owner, director, officer, employee, consultant or otherwise, subject to limited investments in public companies and a pre-existing loan to a family member.

   If Mr. Reid's employment is terminated as a result of his death or disability, all of his unvested options and restricted stock will vest, and he or his estate will receive his unpaid base salary through the date of such death or disability plus a pro rata portion of his maximum bonus opportunity for that year.

   In connection with the execution of the Reid Employment Agreement, RSC accelerated the vesting of Mr. Reid's 200,000 then-outstanding options to purchase Shares and those options became immediately exercisable.

   Restricted Stock and Option Grants. On January 14, 1998, Mr. Reid was granted options to purchase 190,000 Shares, vesting in equal installments over four years (or earlier if certain performance criteria are met), and 10,000 shares of restricted stock, vesting in equal installments over four years. However, the options will vest immediately if Mr. Reid presents a chief executive officer succession plan that is approved by the RSC Board, but in no event earlier than one year from the grant of such options. In addition, the vesting of the restricted stock may be accelerated under certain circumstances, including a "change of control" (as defined in the Reid Employment Agreement). On February 25, 1998, Mr. Reid surrendered to RSC options to purchase 57,000 Shares. On April 29, 1998, Mr. Reid was granted options to purchase 40,411 Shares and 16,589 shares of restricted stock. These options and restricted stock are subject to the same vesting as those granted in January 1998.

   On October 9, 1998, RSC issued Mr. Reid an additional 235,000 shares of restricted stock. The restricted stock is subject to vesting in equal installments over four years; however, the vesting may be accelerated under certain circumstances, including a "change of control" (as defined in the Reid Employment Agreement). RSC also entered into an agreement to loan Mr. Reid the amount of any tax liability resulting from this grant of restricted stock (up to $1.4 million). The loan accrues interest at a rate equal to the current rate on RSC's revolving credit facility (which, as of March 31, 1999 was equal to 7.3%), with principal and interest due upon 100% vesting of the restricted stock and in certain other circumstances. The loan is secured by the restricted stock and will be forgiven based on the market price of the Shares reaching certain levels, and in certain other circumstances if the vesting of the restricted stock is accelerated. At March 31, 1999, Mr. Reid owed RSC $1.4 million, including accrued interest, under this loan agreement.

   On January 4, 1999, Mr. Reid was granted options to purchase 200,000 Shares at an exercise price of approximately $15.13 per Share and vesting in equal installments over four years.

  Severance Agreements

   RSC has entered into severance agreements (collectively, the "Severance Agreements") with Douglas A. Waugaman, Mr. Wilson, Ronald Halchishak, David G. Ledlow, David B. Harrington and Milfred E. Howard providing for certain benefits upon termination of employment either by RSC without cause or by the executive officer due to a reduction in base salary and benefits (other than across the board salary cuts for employees at the executive officer's level or changes in benefits). These benefits include a lump sum severance payment equal to 100% of the executive officer's base salary, plus a pro rata portion of the current-year bonus opportunity, plus life, disability, accident and group health insurance benefits substantially similar to those received by the executive officer immediately prior to termination for a 12 month period. In addition, all stock options granted prior to 1996, all stock options scheduled to vest in the year of termination and one-third of all other stock options held by such executive officer, if any, shall become vested and exercisable effective as of the day immediately prior to the date of termination of the executive officer. As consideration for these benefits, each of Messrs. Wilson, Halchishak, Ledlow, Harrington and Howard agreed that during the term of their Severance Agreement and for 12 months after termination of employment for any reason they would not solicit any customers of RSC or hire or offer employment to any of RSC's employees. Mr. Waugaman agreed that during the term of his Severance Agreement and for 3 months after termination of employement for any reason he would not solicit any customers of RSC or hire or offer employment to any of RSC's employees. The Severance Agreements: (1) with Messrs. Halchishak and Ledlow will continue in effect through December 31, 2001, (2) with Mr. Wilson will continue in effect through April 14, 2000, (3) with Messrs. Harrington and Howard will continue in effect through May 30, 2000, and (4) with Mr. Waugaman will continue in effect through June 30, 2001.

   In addition to the Severance Agreements, RSC has also entered into executive severance agreements (collectively, the "Executive Severance Agreements") with Messrs. Waugaman, Wilson, Halchishak, Ledlow and Harrington providing that upon a "change of control," they will be entitled to certain benefits upon the subsequent termination of their employment within two years following the change of control, unless the termination is due to death or disability or if the termination is by RSC for "cause" or by the officer other than for "good reason" (each as defined in the Executive Severance Agreements). The benefits under the Executive Severance Agreements include, in lieu of any other severance obligation of RSC, severance payments equal to 200% of the executive officer's base salary, plus an additional lump sum payment equal to the maximum bonus for the current year plus the following two years, plus certain "gross-up" payments if any of the other payments would be subject to "golden parachute" excise taxes. The benefits also include continuation of health and life insurance for 18 months following termination (unless earlier provided by another employer) and vesting of all 401(k) Plan accounts. In addition, all stock options accelerate and become immediately vested and exercisable, and all restricted stock immediately vests following a termination that gives rise to the benefits under the Executive Severance Agreements. The Executive Severance Agreements also provide that, for 12 months following a termination that gives rise to the benefits thereunder, the executive officers will not compete with RSC. Under the Executive Severance Agreements, the term "change of control" has the same meaning given to such term in the Reid Employment Agreement.

  Indemnification Agreements

   Each of the directors on the RSC Board has entered into an indemnification agreement with RSC which supplements the indemnification provisions set forth in RSC's bylaws (collectively, the "Indemnification Agreements"). The Indemnification Agreements generally provide that RSC will indemnify each director, subject to certain limitations and exclusions, for any damages, judgments, fines, penalties, settlements and costs, attorneys' fees and other amounts, including any expenses of establishing a right to indemnification under the Indemnification Agreements, incurred by such director in connection with any threatened, pending or completed claim, action, suit or other proceeding brought against or involving such director by reason of the fact that the director is or was an officer or director of RSC or arising out of any action or inaction taken while serving as a director. The Indemnification Agreements authorize the director to bring suit to enforce a claim or request for indemnification thereunder and to recover the expenses of prosecuting such suit if successful in whole or in part. RSC also agrees, at the request of the director, to advance the expenses of any proceeding (other than the amount of any settlement) giving rise to a claim for indemnification under the Indemnification Agreements, subject to repayment to the extent the director ultimately is not entitled to indemnification.

  Certain Stock Ownership Information; Compensation of Directors and Executive Officers

   Certain information regarding securities of RSC owned beneficially or of record by RSC's directors, executive officers and affiliates and certain information with respect to the compensation of RSC's directors and executive officers is set forth in Annex A attached hereto and is incorporated by reference herein.

  Other Employee Benefit and Compensation Plans

   RSC maintains various other employee benefit and compensation plans, including RSC's 401(k) Retirement Savings Plan, Stock Option Plan for Key Employees, 1996 Equity Participation Plan, Management Incentive Compensation Plan and executive incentive bonus plan, Executive Savings Plan, Survivor Protection Program and Employee Qualified Stock Purchase Plan. Each of the foregoing employee benefit and compensation plans are described in Annex A attached hereto and are incorporated by reference herein.

  Other Agreements with Affiliates

   From time to time, Brentwood Buyout Partners, L.P. ("BBP") has received investment banking fees from RSC in connection with certain acquisitions. Investment banking fees paid to BBP totaled $388,000 in 1996, $1.1 million in 1997, $0 in 1998 and $0 to date in 1999. RSC's obligation to pay these investment banking fees to BBP terminated upon the completion of RSC's initial public offering in 1996. However, RSC, in its discretion, may utilize BBP's investment banking services under the same fee arrangement. William M. Barnum, Jr., a general partner of BBP who also serves as a director of RSC, does not receive additional compensation from BBP for service as a director.

   In connection with the acquisition of Center Rentals & Sales in December 1997 ("Center Rentals"), RSC entered into leases for certain of Center Rentals' facilities with David P. Lanoha, a director of RSC, and certain partnerships affiliated with Mr. Lanoha. The leases initially expire in 2002, with options to extend for three periods of five years each. The aggregate annual rent under such leases is $720,000. RSC believes the terms of these leases are no less favorable than those that could be obtained from unaffiliated third parties. Prior to the acquisition, these locations had been leased by Center Rentals from Mr. Lanoha and his affiliates and, in connection with the acquisition of Center Rentals, these leases were terminated.

   The foregoing descriptions and those in Annex A attached hereto are qualified in their respective entireties by reference to the texts of the applicable, contracts, agreements, plans, policies, arrangements and other documents, copies of which are filed as Exhibits 4 through 28 hereto and are incorporated by reference herein.

Item 4. The Solicitation or Recommendation.

    (a) Recommendation and Background

   THE RSC BOARD HAS DETERMINED THAT THE TENDER OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF RSC OR ITS STOCKHOLDERS. ACCORDINGLY, THE RSC BOARD RECOMMENDS THAT RSC'S STOCKHOLDERS REJECT THE TENDER OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER.

   On January 20, 1999, as a result of extensive negotiations and consistent with the RSC Board's long-term growth strategy and desire to enhance long-term value for RSC's stockholders, the RSC Board unanimously approved the NationsRent Merger Agreement. Following the approval of their respective boards of directors, RSC and NationsRent executed and delivered the NationsRent Merger Agreement.

   On April 5, 1999, UR Acquisition and United Rentals commenced the Tender
Offer.

   On April 8, 1999, the RSC Board held a telephonic meeting. At that meeting, the RSC Board discussed the Tender Offer and the litigation filed by the Bidder in connection with the Tender Offer (as described in the response to Item 8 below).

   On April 13 and 14, 1999, the RSC Board met in person (on April 13) and telephonically (on April 14). Latham & Watkins, outside legal counsel to RSC, advised the RSC Board of its fiduciary and other legal duties under applicable law in the circumstances. RSC's advisors reviewed for the RSC Board the financial and legal terms and conditions of the Tender Offer. The RSC Board also received presentations from management and its advisors regarding the NationsRent Merger, including legal, financial, accounting and strategic matters, and from management and its financial advisors as to the financial position and prospects of RSC. RSC's advisors also made presentations regarding the possible adoption of a stockholder rights plan. The RSC Board engaged in extensive discussions with its advisors regarding these matters.

   On April 15, 1999, the RSC Board met telephonically to review the matters presented at the April 13 and 14 meetings. Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") expressed its oral opinion to the RSC Board to the effect that the consideration being offered in the Tender Offer is inadequate to RSC's stockholders (other than United Rentals and its affiliates), from a financial point of view. The RSC Board concluded that, for the reasons set forth in the response to Item 4(b) below, that the Tender Offer was inadequate and not in the best interests of RSC or its stockholders, and to recommend against stockholders tendering into the Tender Offer. The RSC Board also concluded, for the reasons set forth in the response to Item 4(b) below, that the Tender Offer was not "reasonably likely to be consummated" on the terms proposed by United Rentals and therefore did not constitute a "Superior Proposal" under the NationsRent Merger Agreement. In light of the foregoing and based upon prior discussions and presentations by its legal and financial advisors, the RSC Board then determined to adopt a stockholder rights plan (the "Rights Plan") and in connection therewith authorized and declared a dividend of rights thereunder, as described in the response to Item 8 below.

   On April 16, 1999, Merrill Lynch delivered to the RSC Board its written opinion dated such date as to the inadequacy of the consideration being offered in the Tender Offer to RSC's stockholders (other than United Rentals and its affiliates), from a financial point of view.

   A copy of the letter to RSC's stockholders communicating the recommendation of the RSC Board and the text of the press release related thereto are filed as Exhibits 1 and 2, respectively, hereto and are incorporated by reference herein. The full text of the opinion of Merrill Lynch, dated April 16, 1999, setting forth the assumptions made, matters considered and limitations on the review undertaken by Merrill Lynch, is filed as Exhibit 3 hereto and is incorporated by reference herein.

    (b) Reasons for the Recommendation

   In reaching its determination and recommendation described above, the RSC Board considered the following factors:

     (1) The presentation by Merrill Lynch concerning RSC and the financial aspects of the Tender Offer and the written opinion of Merrill Lynch, dated April 16, 1999, to the effect that the consideration being offered in the Tender Offer is inadequate to the stockholders of RSC (other than United Rentals and its affiliates), from a financial point of view.

     (2) The financial position and prospects of RSC and whether the Tender Offer was reflective thereof, including the following:

    . RSC's reported first quarter revenues of $174.8 million, operating income of $30.1 million and earnings per share of $0.32. These results substantially exceeded analysts' expectations, and RSC's reported earnings per share of $0.32 exceeded the First Call consensus median estimate of $0.28 by $0.04. RSC's projected 1999 and 2000 earnings per share of $1.62 and $2.16 exceed First Call consensus estimates of $1.57 and $1.92 by $0.05 and $0.24, respectively. Additionally, RSC's projected five-year earnings per share compound annual growth rate of 30% significantly exceeds the First Call consensus estimate of 23%.

    . United Rentals' offer is at a discount to RSC's historic trading prices, which closed at $24.63 within the 30 trading days prior to the Tender Offer--RSC's stock price closed above the $22.75 Tender Offer price on every trading day but one in February. RSC's forward price-to-earnings multiple of more than 15x consensus estimates during that period is also in excess of the 14.5x multiple implied by the $22.75 per share Tender Offer.

    . The 14.5x 1999 estimated price-to-earnings multiple implied by the $22.75 per share price being offered in the Tender Offer represents a discount of approximately 24% to United Rentals' fully-distributed trading multiple of 19.1x 1999 estimated earnings per share on April 15, 1999.

    . Acquisitions of companies of comparable size to RSC have been at multiples considerably higher than the multiples implied by the Tender Offer. In comparison with the two most recent comparable acquisitions in RSC's industry, the Tender Offer represents a 47% discount to the equity valuation of RSC implied by Atlas Copco AB's acquisition of Prime Services, and a 42% discount to the equity valuation of RSC that United Rentals' own merger with U.S. Rentals implies, in each case based upon multiples of trailing 12-month earnings before interest, taxes, depreciation and amortization ("EBITDA"), pro forma to include the full year effect of current year acquisitions. In specific, Atlas Copco paid 8.4x latest twelve months pro forma EBITDA and 7.4x current-year pro forma EBITDA for Prime Services, and United Rentals paid 7.9x latest twelve months pro forma EBITDA and 6.4x current-year pro forma EBITDA in its merger with U.S. Rentals. These multiples significantly exceed the 6.1x latest twelve months pro forma EBITDA and 4.6x current-year pro forma EBITDA multiples implied by the $22.75 per share consideration being offered by United Rentals in the Tender Offer. Equity valuations of RSC were implied by applying the relevant multiples to RSC's pro forma EBITDA and then deducting therefrom RSC's debt.

    . The RSC Board estimates that a merger or other business combination between RSC and United Rentals would be as much as three times more accretive to United Rentals' earnings than the $0.10 per share indicated by United Rentals in public statements regarding the Tender Offer. This estimate is based on RSC's five-year business forecast and assumes (1) United Rentals will obtain $10 million of synergies in 1999, $20 million of synergies in 2000 and 3% annual synergy growth thereafter, (2) transaction-related expenses of $64 million,
      (3) financing fees of $35 million, (4) the financing contemplated by the Commitment Letter having interest rates for the revolver, Term Loan A and Term Loan B facilities of 7.0%, 7.0% and 7.5%, respectively, and (5) payment of the Termination Amounts.

     (3) The significant uncertainties and contingencies associated with the Tender Offer. As described in the response to Item 2 above, the Tender Offer is highly conditional and includes, among other things, the Financing Condition, the United Rentals Merger Agreement Condition, the NationsRent Merger Agreement Termination Condition, the Stock Option Cancellation Condition and the Termination Fee Cancellation Condition. Absent NationsRent's consent or the occurrence of certain events not within the control of RSC or United Rentals, certain of the conditions to the Tender Offer are incapable of being, or are unlikely to be, satisfied. Pursuant to the terms of the Tender Offer, however, United Rentals could unilaterally waive, amend or reduce the conditions to the Tender Offer and could improve the consideration offered.

     (4) The RSC Board's conclusion that, in light of the uncertainties in and conditionality of the Tender Offer, the RSC Board would not take any action which would permit NationsRent to terminate the NationsRent Merger Agreement and collect the Termination Amounts and/or have the right to exercise the NationsRent Option.

     (5) The RSC Board's continuing belief that the NationsRent Merger represents an attractive transaction for RSC's stockholders, consistent with the RSC Board's long-term growth strategy and desire to enhance long-term value for RSC's stockholders, and with significant strategic benefits that will create a more competitive national equipment rental company than either RSC or NationsRent would be individually, with a higher potential for earnings growth, better cost savings and operating efficiencies, a more diversified national customer base, as well as beneficial overlap in operations and management, in overall business strategies and in key geographic regions. The RSC Board made no decision to sell RSC at the time RSC entered into the NationsRent Merger Agreement.

     (6) The RSC Board's commitment to protecting the best interests of RSC's stockholders.

   The foregoing discussion of the information and factors considered by the RSC Board is not intended to be exhaustive. In view of the variety of factors considered, the RSC Board did not find it practicable to and did not provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. The determination of the RSC Board to recommend that the stockholders of RSC reject the Tender Offer and the Proposed Second-Step Merger was made after consideration of all of the factors taken as a whole. In addition, individual members of the RSC Board may have given different weight to different factors.

  Five-Year Business Forecast

   RSC does not as a matter of course make public forecasts as to its future financial performance or operations. However, RSC's management provided Merrill Lynch with a business forecast for the years ended 1999, 2000, 2001, 2002 and 2003 in connection with Merrill Lynch's evaluation of the Tender Offer. A summary of the five-year business forecast is set forth below and is included in this Schedule 14D-9 solely because it was provided by RSC to Merrill Lynch and because it constitutes one of the reasons for the RSC Board's recommendation set forth in the response to Item 4(a) above.

                          RENTAL SERVICE CORPORATION
           Five-Year Business Forecast for the Years Ended 1999-2003

                                                    Year Ended
                                   --------------------------------------------
                                     1999     2000     2001     2002     2003
                                   -------- -------- -------- -------- --------
                                       (in millions, except per Share data)
Income Statement Data:
Total Revenues.................... $  763.0 $  955.6 $1,187.2 $1,480.9 $1,846.9

Operating Income..................    141.2    174.8    212.0    265.7    335.9
Interest Expense, Net.............     71.4     81.5     93.6    107.3    124.6
Provision for Income Taxes........     30.0     40.1     50.9     68.1     90.9
                                   -------- -------- -------- -------- --------
Net Income........................ $   39.8 $   53.2 $   67.5 $   90.3 $  120.4
                                   ======== ======== ======== ======== ========
Diluted Earnings Per Share........ $   1.62 $   2.16 $   2.76 $   3.69 $   4.92
                                   ======== ======== ======== ======== ========
Balance Sheet Data:
Assets:
Rental Equipment, Net............. $  810.4 $  982.7 $1,192.4 $1,442.0 $1,751.2
Non-Rental Equipment, Net.........     77.0     81.1     91.3    104.4    110.2
Other Assets, Net.................    623.5    616.1    619.6    621.6    643.6
                                   -------- -------- -------- -------- --------
Total Assets...................... $1,510.9 $1,679.9 $1,903.3 $2,168.0 $2,505.0
                                   ======== ======== ======== ======== ========
Liabilities and Stockholders'
 Equity:
Total Debt and Long-Term
 Obligations...................... $  919.5 $1,027.0 $1,190.3 $1,359.1 $1,570.0
Other Liabilities.................    134.2    142.5    137.0    142.7    148.3
                                   -------- -------- -------- -------- --------
Total Liabilities.................  1,053.7  1,169.5  1,327.3  1,501.8  1,718.3
                                   -------- -------- -------- -------- --------
Total Stockholders' Equity........    457.2    510.4    576.0    666.2    786.7
                                   -------- -------- -------- -------- --------
Total Liabilities and
 Stockholders' Equity............. $1,510.9 $1,679.9 $1,903.3 $2,168.0 $2,505.0
                                   ======== ======== ======== ======== ========

                          RENTAL SERVICE CORPORATION
     Five-Year Business Forecast for the Years Ended 1999-2003 (Continued)

                                                 Year Ended
                                   -------------------------------------------
                                    1999     2000     2001     2002     2003
                                   -------  -------  -------  -------  -------
                                    (in millions, except per Share data)
Cash Flow Statement Data:
Net Income.......................  $  39.8  $  53.2  $  67.5  $  90.3  $ 120.4
Adjustments to Net Income to
 Reconcile Net Income to Net Cash
 Provided by Operating
 Activities:
  Depreciation and Amortization..    155.2    196.6    247.4    311.2    391.2
  Other Non-Cash Items...........    (13.9)   (18.2)   (24.4)   (28.8)   (37.8)
  Changes in Operating Assets and
   Liabilities...................     (0.1)     2.1    (21.0)   (12.1)   (31.1)
                                   -------  -------  -------  -------  -------
Net Cash Provided by (Used in)
 Operating Activities............  $ 181.0  $ 233.7  $ 269.5  $ 360.6  $ 442.7
                                   =======  =======  =======  =======  =======
Capital Expenditures, Net of
 Disposals.......................  $(291.9) $(341.2) $(429.3) $(529.4) $(653.6)
                                   =======  =======  =======  =======  =======

   The five-year business forecast set forth above was not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding prospective financial information nor was the information prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The inclusion of the five-year business forecast in this Schedule 14D-9 should not be regarded as an indication that RSC or any of its representatives considers forecasted financial results to be achievable, and none of such persons or entities assumes any responsibility for the validity, reasonableness, accuracy or completeness of the five-year business forecast.

   While presented with numerical specificity, the five-year business forecast is based on and reflects the following material assumptions:

  . The five-year business forecast assumes the continuation of RSC as an independent publicly-traded company, without taking into account any acquisition or merger involving RSC, including the NationsRent Merger.

  . The five-year business forecast assumes that, during all relevant time periods, RSC (1) does not raise capital in the equity or debt markets, and (2) there is sufficient availability under RSC's revolving credit facility for working capital and other purposes and that interest rates under RSC's revolving credit facility remain at current levels.

  . Revenues are assumed to grow at a rate of approximately 25% annually.

  . The five-year business forecast assumes that RSC makes sufficient capital expenditures for rental and non-rental equipment to (1) grow same store sales by approximately 15% to 20% annually; (2) fund an additional 30 startup locations per year; and (3) maintain a rental fleet with an average age of 2-3 years.

  . Equipment utilization is assumed to remain constant in the range of 56%-
    60% throughout all relevant periods.

  . The five-year business forecast assumes a decrease in rental profit margin over the course of the time periods set forth in the five-year business forecast from 29.5% to 28%.

  . The five-year business forecast assumes that profit margins on sales of parts, supplies, and equipment (new and used) remain constant at approximately current levels throughout all relevant periods.

  . Selling, general and administrative expense as a percentage of total revenue is assumed to range between 6.6%-7% for all relevant periods in the five-year business forecast.

  . During all relevant periods, all taxes recorded assume a constant effective tax rate of 43% and all tax expense is assumed to have been paid in the current year.

   The foregoing assumptions are subject to significant uncertainties and contingencies, all of which are difficult to quantify and many of which are beyond the control of RSC. Accordingly, the five-year business forecast is inherently imprecise and there can be no assurance that forecasted financial results set forth in, or the assumptions made in preparing, the five-year business forecast will prove accurate, and actual results may be materially greater or less than those contained in the five-year business forecast. RSC does not presently intend to update or publicly revise the five-year business forecast to reflect circumstances existing or developments occurring after the preparation of such information or to reflect the occurrence of unanticipated events.

Item 5. Persons Retained, Employed or to be Compensated.

   Merrill Lynch serves as RSC's financial advisor in connection with the NationsRent Merger. In connection with the commencement of the Tender Offer, RSC supplemented and modified its engagement of Merrill Lynch such that the terms and conditions of Merrill Lynch's engagement as RSC's co-financial advisor in all circumstances are as follows:

     (1) Merrill Lynch has received a retention fee in an amount equal to $2 million;

     (2) a fee equal to $8 million (against which the fee paid under clause
  (1) above will be credited) will be payable if, during the period of Merrill Lynch's engagement or within 2 years thereafter, any merger, consolidation or other business combination or alternative restructuring or acquisition transaction involving RSC, including the Tender Offer (but excluding the NationsRent Merger), is consummated or any person acquires more than 40% of RSC's voting capital stock or a substantial portion of RSC's assets or RSC enters into a definitive agreement which subsequently results in such an acquisition transaction, which fee will be payable upon the closing of such acquisition transaction (or, in the case of the Tender Offer, upon the first purchase of Shares pursuant to the Tender Offer);

     (3) a fee equal to $6 million (against which the fee paid under clause
  (1) above will not be credited) will be payable if the NationsRent Merger is consummated; and

     (4) a fee equal to $8 million (against which the fee paid under clause
  (1) above will be credited) will be payable in the event, among other things, RSC has not consummated any acquisition transaction described in clause (2) or (3) above by April 5, 2000, which fee will be payable in cash on April 5, 2000.

   RSC has also engaged Morgan Stanley & Co. Incorporated ("Morgan Stanley") as its co-financial advisor in connection with the Tender Offer. RSC has agreed to pay Morgan Stanley an aggregate fee equal to $5 million, comprised of (1) a retention fee equal to $1 million, which has been paid, and (2) an additional fee equal to $4 million payable upon the earlier of April 5, 2000, or the consummation of, among other things, any merger, consolidation or other business combination involving RSC (including the NationsRent Merger) or any acquisition of a majority of the voting stock of RSC or all or substantially all of its assets.

   Pursuant to the engagements of Merrill Lynch and Morgan Stanley, RSC has also agreed to reimburse each of Merrill Lynch and Morgan Stanley, respectively, for certain reasonable out-of-pocket expenses (including the reasonable fees and disbursements of legal counsel) and to indemnify each of Merrill Lynch and Morgan Stanley and certain respective related parties from and against certain liabilities, including liabilities under the federal securities laws, arising out of their respective engagements.

   RSC has retained MacKenzie Partners, Inc. ("MacKenzie Partners") to, among other things, assist RSC in connection with its communications with and to its stockholders with respect to, and to provide other services to RSC in connection with, the Tender Offer and related matters. RSC will pay MacKenzie Partners reasonable and customary compensation for their services and will reimburse MacKenzie Partners for their reasonable out-of-pocket expenses incurred in connection therewith. RSC has also agreed to indemnify MacKenzie Partners against certain liabilities and expenses arising from or in connection with its engagement.

   RSC has retained Kekst & Co. ("Kekst") as its public relations advisor in connection with the Tender Offer and related matters. RSC will pay Kekst reasonable and customary compensation for its services plus reimbursement for reasonable out-of-pocket expenses. RSC has also agreed to indemnify Kekst against certain liabilities and expenses arising from or in connection with its engagement.

   Other than as set forth in the response to this Item 5, neither RSC nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders of RSC on its behalf concerning the NationsRent Merger or the Tender Offer.

Item 6. Recent Transactions and Intent with Respect to Securities.

   (a) Except as described in the response to this Item 6(a) or in Annex A attached hereto or as incorporated by reference herein, during the past 60 days there have been no transactions in Shares which were effected by RSC or any subsidiary of RSC, or to the best knowledge of RSC, by any executive officer, director or affiliate of RSC. On February 22, 1999, Mr. Ledlow sold 4,000 Shares at a price of approximately $24.63 per Share, which transaction was reported on a Form 4 filed with the SEC for the month of February 1999. On March 4, 1998, Mr. Halchishak sold 5,000 Shares, 3,000 of which were sold at a price of $21.25 per Share, 1,000 of which were sold at approximately $21.19 per Share and the remaining 1,000 of which were sold at approximately $21.38 per Share.

   (b) To the best knowledge of RSC, (1) none of its executive officers, directors, affiliates or subsidiaries presently intends to tender Shares pursuant to the Tender Offer, and (2) none of its executive officers, directors, affiliates or subsidiaries presently intends to sell any Shares which are held of record or beneficially owned by such persons. The foregoing does not include Shares over which, or with respect to which any such executive officer, director or affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to instructions from a third party with respect to such tender.

Item 7. Certain Negotiations and Transactions by the Subject Company.

   (a) The Bidder. Neither RSC nor the RSC Board has engaged in discussions or negotiations with the Bidder with respect to the Tender Offer and the Proposed Second-Step Merger. Such discussions and negotiations are not permitted by the terms of the NationsRent Merger Agreement unless and until the RSC Board determines that the Tender Offer constitutes a Superior Proposal within the meaning of the NationsRent Merger Agreement.

   The RSC Board has concluded that the Tender Offer does not constitute a Superior Proposal for purposes of the NationsRent Merger Agreement since the Tender Offer is not "reasonably likely to be consummated" on the terms proposed by the Bidder. Specifically, consummation of the Tender Offer is subject to a number of conditions, including the NationsRent Merger Agreement Termination Condition, the Stock Option Cancellation Condition and the Termination Fee Cancellation Condition. As to the Stock Option Cancellation Condition and the Termination Fee Cancellation Condition, RSC has no reason to believe, and does not believe, that NationsRent will voluntarily forfeit its contractual rights to the Termination Amounts or the NationsRent Option or that such rights will be invalidated or terminated in the Delaware litigation described in the response to Item 8 below. Accordingly, the RSC Board concluded that the Stock Option Cancellation Condition and the Termination Fee Cancellation Condition were not likely to be satisfied. Similarly, the RSC Board concluded that the NationsRent Merger Agreement Termination Condition was unlikely to be satisfied because, among other things, (1) RSC has no independent right to terminate the NationsRent Merger Agreement prior to August 31, 1999, unless and until the stockholders of RSC vote not to approve the NationsRent Merger, and (2) NationsRent has not indicated that it intends (nor does it presently have the right) to terminate the NationsRent Merger Agreement.

   Accordingly, the RSC Board concluded it cannot engage in discussions with United Rentals regarding the Tender Offer and the Proposed Second-Step Merger at this time, or seek to improve the consideration offered or address the conditions to consummation of the Tender Offer.

   NationsRent. Pursuant to its obligations under the Merger Agreement, RSC has notified NationsRent of the Tender Offer. The RSC Board received a letter on April 12, 1999 from James L. Kirk, Chairman of the Board and Chief Executive Officer of NationsRent, a copy of which is filed as Exhibit 29 hereto and is incorporated by reference herein. In response to this letter, RSC has engaged in discussions with NationsRent and its financial and legal advisors with respect to the NationsRent Merger in light of the commencement of the Tender Offer and anticipates engaging in such discussions in the future.

   Other than as set forth or referenced in this Item 7(a) or in the responses to Items 3(b) or 4 above or in the response to Item 8 below, no negotiation is being undertaken or is underway by RSC in response to the Tender Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving RSC or any subsidiary of RSC; (2) a purchase, sale or transfer of a material amount of assets by RSC or any subsidiary of RSC; (3) a tender offer for or other acquisition of securities by or of RSC; or (4) any material change in the present capitalization or dividend policy of RSC.

   (b) As described in the response to Item 8 below, pursuant to resolutions of the RSC Board, RSC entered into a Rights Agreement (the "Rights Agreement"), dated as of April 15, 1999, with ChaseMellon Shareholder Services, L.L.C., as Rights Agent. Other than as set forth in this Item 7(b) or in the responses to Items 4 or 7(a) above or in the response to Item 8 below, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Tender Offer which relate to or would result in one of more of the matters referred to in Item 7(a) above.

Item 8. Additional Information to be Furnished.

  Executive Officers and Executive Committee

   RSC has established an Executive Committee of the RSC Board on which directors John M. Sullivan, as chairman, and Britton H. Murdoch will serve. The Executive Committee will work with and supervise the executive management of RSC on a daily basis, including Mr. Wilson and Mr. Waugaman during the absence of Mr. Reid. Mr. Reid, upon the advice of his physicians, has requested and been granted a medical leave to complete evaluation and pursue treatment of a heart condition.

   On April 13, 1999, the RSC Board appointed Mr. Waugaman as President and Chief Operating Officer of RSC. Mr. Waugaman had previously served as a Senior Vice President of Operations of RSC since April 1997 and from January 1994 through April 1997, he served as Vice President, Chief Financial Officer, Secretary and Treasurer of RSC. Prior to joining RSC, he served as Operations Manager for Plastiglide Manufacturing Corporation, a subsidiary of Illinois Tool Works, and as Vice President of Finance for Knapp Communications Corporation. Mr. Waugaman, a Certified Public Accountant, received his degree from Miami University in 1982.

  Adoption of Rights Plan

   On April 15, 1999, the RSC Board adopted the Rights Plan.

   In connection with the Rights Plan, the RSC Board declared a dividend of one preferred share purchase right (the "Rights") for each Share outstanding at the close of business on April 30, 1999 (the "Record Date"). Each Right will entitle the registered holder thereof, after the Rights become exercisable and until April 16, 2009 (or the earlier redemption, exchange or termination of the Rights), to purchase from RSC one one-thousandth (1/1,000th) of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), at a price of $150.00 per one one-thousandth (1/1,000th) of a Preferred Share, subject to certain anti-dilution adjustments (the "Purchase Price"). Until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the Shares (an "Acquiring Person"), or
(2) the occurrence of the tenth business day (or such later date as may be determined by action of the RSC Board prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the Shares (the earlier of (1) and (2) being called the "Distribution Date"), the Rights will be evidenced, with respect to any certificate representing Shares outstanding as of the Record Date, by such certificate.

   No person would become an Acquiring Person solely as the result of any one or more of the following: (1) an acquisition of Shares by RSC which, by reducing the number of Shares outstanding, increases the proportionate number of Shares beneficially owned by such person to 10% or more of the Shares then outstanding; (2) the holding or acquisition by NationsRent (or any officer, director, affiliate or associate of

NationsRent) of beneficial ownership of Shares pursuant to the grant by RSC to NationsRent of the NationsRent Option Agreement or the issuance of Shares to NationsRent under the NationsRent Option Agreement; (3) the acquisition by any person of beneficial ownership of Shares issued or to be issued pursuant to the NationsRent Merger Agreement; or (4) the acquisition by any director or officer of NationsRent or any person who may be deemed an affiliate or an associate of NationsRent of beneficial ownership of Shares issued or the issuance of Shares pursuant to NationsRent Options (as defined in the Rights Agreement) under the terms of the NationsRent Merger Agreement until, in the case of each of clauses
(1) through (4) above, such time after April 16, 1999 as any of such persons shall become the beneficial owner (other than pursuant to a dividend or distribution paid or made by RSC on the outstanding Shares or pursuant to a split or subdivision of the outstanding Shares) of any additional Shares (other than any such additional Shares acquired in a transaction which is the subject of any of the exceptions described in clauses (1) through (4) above) and shall thereby become the beneficial owner of 10% or more of the Shares then outstanding (other than as a consequence of clause (1) above). The Rights will be transferred with and only with the Shares until the Distribution Date or earlier redemption or expiration of the Rights. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights will at no time have any voting rights. The RSC Board has determined to delay the distribution of the Rights until the earlier of the date on which an Acquiring Person becomes such and such date as may be determined by action of the RSC Board prior to the time any person or group becomes an Acquiring Person.

   Each Preferred Share purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend, if any, declared per Share. In the event of liquidation, dissolution or winding up of RSC, the holders of the Preferred Shares will be entitled to a preferential liquidation payment of $1,000 per share plus any accrued but unpaid dividends but will be entitled to an aggregate payment of 1,000 times the payment made per Share. Each Preferred Share will have 1,000 votes and will vote together with the Shares. Finally, in the event of any merger, consolidation or other transaction in which Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Share. Preferred Shares will not be redeemable. The Rights are protected by customary anti-dilution provisions. Because of the nature of a Preferred Share's dividend, liquidation and voting rights, the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Share.

   In the event that a person becomes an Acquiring Person or if RSC were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the Shares were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of Shares having a market value of two times the then current Purchase Price of one Right. In the event that, after a person has become an Acquiring Person, RSC were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of one Right.

   At any time after a person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then outstanding Shares, the RSC Board may cause RSC to exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, for Shares at an exchange rate of that number of Shares having an aggregate value equal to the Spread (as defined in the Rights Agreement) (with such value being based on the current per Share market price (as determined pursuant to the Rights Agreement)) on the date of the occurrence of a Trigger Event (as defined in the Rights Agreement) per Right (subject to adjustment).

   The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") by the RSC Board at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the

RSC Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

   The Rights will expire on April 16, 2009 or, as required by the NationsRent Merger Agreement, on the earlier of (1) the 60th day following termination of the NationsRent Merger Agreement or (2) the 60th day following the closing of any merger or other acquisition transaction involving RSC pursuant to certain types of agreements. ChaseMellon Shareholder Services, L.L.C. is the Rights Agent.

   The Purchase Price payable, and the number of one one-thousandths of a Preferred Share or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (2) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares, or (3) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per Share for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Preferred Shares (which dividends will be subject to the adjustment described in clause (1) above)) or of subscription rights or warrants (other than those referred to above).

   Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of RSC beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

   Any of the provisions of the Rights Agreement may be amended by the RSC Board for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, RSC may amend or supplement the Rights Agreement in any manner that does not adversely affect the interests of the holder of the Rights.

   One Right will be distributed to stockholders of RSC for each Share owned of record by them on April 30, 1999. As long as the Rights are attached to the Shares, RSC will issue one Right with each new Share so that all such Shares will have attached Rights. RSC has agreed that, from and after the Distribution Date, RSC will reserve 40,000 Preferred Shares initially for issuance upon exercise of the Rights.

   The RSC Board adopted the Rights Agreement after considering (1) the inadequacy of the price offered to RSC's stockholders in the Tender Offer, (2) the risk that the Tender Offer will not be consummated, and (3) RSC's plan to complete the NationsRent Merger pursuant to the NationsRent Merger Agreement. The rights are designed to assure that all of RSC's stockholders receive fair and equal treatment in the event of any proposed takeover of RSC and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of RSC without paying all stockholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 10% or more of the Shares on terms not approved by the RSC Board. The Rights should not interfere with any merger or other business combination approved by the RSC Board at any time prior to the first date that a person or group has become an Acquiring Person.

   The Rights Agreement specifying the terms of the Rights is filed as Exhibit 30 attached hereto and is incorporated by reference herein. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

  Certain Litigation

   The Delaware Litigation. On April 5, 1999, the Bidder filed a complaint against RSC, NationsRent and RSC's directors in the Court of Chancery of the State of Delaware (the "Delaware Chancery Court") styled UR Acquisition Corporation and United Rentals, Inc. v. Martin R. Reid, et al., C.A. No. 17090 (the "Delaware

Litigation"). In the Delaware Litigation, the Bidder alleges, among other things, that (1) in providing for the Termination Amounts and in granting the NationsRent Option, the defendants breached their fiduciary duties to RSC's stockholders, (2) in entering into the NationsRent Merger Agreement, the defendants failed to obtain a transaction offering the best value available to all RSC stockholders, (3) the conduct of the defendants was unreasonable in relation to any "threat" posed by United Rentals and was not undertaken in good faith after reasonable investigation, and (4) in failing to take actions necessary to render Section 203 of the DGCL inapplicable to the Tender Offer, including approving the Tender Offer, the defendants breached their fiduciary duties to RSC's stockholders. The Bidder seeks, among other things, a determination that the Termination Amounts and the NationsRent Option are unlawful and invalid and an order requiring RSC to provide the Bidder with a fair and equal opportunity to acquire RSC. The Bidder also seeks to enjoin the defendants from taking any further action with respect to such Termination Amounts or the NationsRent Option or to adopt any defensive measures.

   On April 8, 1999, the Delaware Chancery Court granted the Bidder's application for expedited discovery in the Delaware Litigation and scheduled a hearing on the Bidder's application for a preliminary injunction for May 17, 1999. On April 16, 1999, RSC answered the Bidder's complaint in the Delaware Litigation.

   A copy of the complaint filed in the Delaware Litigation is filed as
Exhibit 31 hereto and is incorporated by reference herein.

   The Connecticut Litigation. On April 7, 1999, the Bidder filed a verified complaint against James L. Kirk, RSC and NationsRent in the United States District Court for the District of Connecticut styled as UR Acquisition Corporation and United Rentals, Inc. v. James L. Kirk, et al., C. A. No. 399CV00625 (DJS) (the "Connecticut Litigation"). In the Connecticut Litigation, the Bidder alleges, among other things, certain violations by the defendants of the federal securities laws, specifically Section 14(a) of the Exchange Act and Rule 14a-3(a) and Rule 14a-9 promulgated thereunder, Section 14(d) of the Exchange Act and Rule 14d-9 promulgated thereunder and Section 14(e) of the Exchange Act. The Bidder seeks declaratory relief that the defendants violated Sections 14(a), 14(d) and 14(e) of the Exchange Act and requests an order requiring the defendants to make all appropriate disclosures and correct allegedly false and misleading statements and omissions of material fact made by NationsRent regarding the superiority of the NationsRent Merger to the Tender Offer and by RSC regarding the anticipated schedule for the special meeting of RSC's stockholders in connection with the NationsRent Merger. In addition, the Bidder seeks injunctive relief enjoining the defendants and certain other persons from, among other things, (1) soliciting from any stockholder of RSC any proxy, consent or authorization to vote any Shares at any meeting to be held in connection with the NationsRent Merger, and (2) soliciting any stockholder of RSC with respect to whether or not to tender Shares in the Tender Offer, in either case, unless and until the defendants comply in full with all applicable provisions of the federal securities laws.

   On April 8, 1999, the plaintiffs' in the Connecticut Litigation filed applications for expedited discovery and a preliminary injunction with the court.

   On April 16, 1999, RSC answered the complaint in the Connecticut Litigation and filed a counterclaim against the Bidder seeking declaratory and injunctive relief. Defendants counterclaim alleged, among other things, that United Rentals violated Sections 14(d) and 14(e) of the Exchange Act by misstating, concealing and failing to adequately disclose certain material terms of the Tender Offer relating to the Financing Condition.

   Copies of the complaint and the answer and counterclaim filed in the Connecticut Litigation are filed as Exhibits 32 and 33 hereto and are incorporated by reference herein.

Item 9. Material to be Filed as Exhibits.

    1 Letter to stockholders from John M. Sullivan on behalf of the Board of Directors of RSC dated April 16, 1999.*/**


    2  Press Release issued by RSC dated April 16, 1999.**

    3  Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated
       April 16, 1999.*/**

    4  Agreement and Plan of Merger, dated as of January 20, 1999, between
       Rental Service Corporation and NationsRent, Inc. (1)
    5  Stock Option Agreement, dated as of January 20, 1999, between
       NationsRent, Inc. and Rental Service Corporation. (1)

    6  Stock Option Agreement, dated as of January 20, 1999, between Rental
       Service Corporation and NationsRent, Inc. (1)

    7  Voting Agreement, dated as of January 20, 1999, among Kirk Holdings
       Limited Partnership, H. Family Investments, Inc., Huizenga Investments
       Limited Partnership and Rental Service Corporation. (1)

    8  Employment Agreement dated January 14, 1998 between Rental Service
       Corporation and Martin R. Reid. (2)

    9  Restricted Stock Agreement dated January 14, 1998 between Rental Service
       Corporation and Martin R. Reid. (3)

   10  Restricted Stock Agreement dated April 29, 1998 between Rental Service
       Corporation and Martin R. Reid. (4)

   11  Restricted Stock Agreement dated October 9, 1998 between Rental Service
       Corporation and Martin R. Reid, including the related Promissory Note and Pledge Agreement. (5)

   12  Form of 1997 Executive Severance Agreement between Rental Service
       Corporation and certain executive officers. (6)

   13  Form of 1998 Executive Severance agreement between Rental Service
       Corporation and certain executive officers. (4)

   14  Form of Indemnification Agreement. (7)

   15  Stock Option Plan for Key Employees. (7)

   16  Form of Incentive Stock Option Agreement for Directors. (7)

   17  Form of Amended Incentive Stock Option Agreement for Corporate Office
       Personnel. (7)

   18  Form of Amendment to Amended Incentive Stock Option Agreement for
       Corporate Office Personnel. (7)

   19  1996 Equity Participation Plan of Rental Service Corporation. (8)

   20  Amendment to the 1996 Equity Participation Plan of Rental Service
       Corporation, dated as of April 29, 1998. (9)

   21  Form of Incentive Stock Option Agreement for Employees. (10)

   22  Form of Non-Qualified Stock Option Agreement for Directors. (10)

   23  First Amended and Restated Employee Qualified Stock Purchase Plan of
       Rental Service Corporation. (11)

   24  Amendment to the First Amended and Restated Employee Qualified Stock
       Purchase Plan of Rental Service Corporation, dated as of April 29, 1998.
       (5)

   25  Second Amendment to the First Amended and Restated Employee Qualified
       Stock Purchase Plan of Rental Service Corporation, dated September 14,
       1998. (5)


   26  Management Incentive Compensation Plan. (12)

   27  Executive Savings Plan. (6)

   28  Form of Survivor Protection Program Agreement between Rental Service
       Corporation and certain executive officers. (6)

   29  Letter to the Board of Directors of Rental Service Corporation from
       James L. Kirk dated April 12, 1999.**

   30  Rights Agreement, dated as of April 16, 1999 between Rental Service
       Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights
       Agent. (13)

   31 Complaint filed on April 5, 1999 with the Court of Chancery of the State of Delaware in UR Acquisition Corporation and United Rentals, Inc. v.
       Martin R. Reid, et al., C.A. No. 17090.**

   32  Verified Complaint filed on April 7, 1999 with the United States
       District Court for the District of Connecticut in UR Acquisition
       Corporation and United Rentals, Inc. v. James L. Kirk, et al., C.A. No.
       399CV00625 (DJS).**

   33  Answer, Counterclaim and Jury Demand filed on April 15, 1999 with the
       United States District Court for the District of Connecticut in UR
       Acquisition Corporation and United Rentals, Inc. v. James L. Kirk, et al., C.A. No. 399CV00625 (DJS).**

   34  Letter from Robert M. Wilson and Douglas A. Waugaman to Rental Service
       Corporation employees dated April 16, 1999.**

   35  Form of Letter from Stores/Regional Managers to Customers.**

   36  Form of Letter from Stores/Regional Managers to Suppliers.**

--------
*   Included in materials being distributed to stockholders of RSC.
**  Filed herewith.
 (1) Filed as an Exhibit to the Current Report on Form 8-K dated April 8, 1999 and incorporated by reference herein.
 (2) Filed as an Exhibit to the Quarterly Report on Form 10-Q for the three months ended March 31, 1998 and incorporated by reference herein.
 (3) Filed as an Exhibit to the Registration Statement on Form S-4 (Registration No. 333-56653, effective August 20, 1998) and incorporated by reference herein.
 (4) Filed as an Exhibit to the Registration Statement on Form S-1 (Registration No. 333-59519, effective August 13, 1998) and incorporated by reference herein.
 (5) Filed as an Exhibit to the Quarterly Report on Form 10-Q for the three months ended September 30, 1998 and incorporated by reference herein.
 (6) Filed as an Exhibit to the Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and incorporated by reference herein.
 (7) Filed as an Exhibit to the Registration Statement on Form S-1 (Registration No. 333-05949, effective September 18, 1996) and incorporated by reference herein.
 (8) Filed as an Exhibit to the Registration Statement on Form S-8 (Registration No. 333-22403, dated February 26, 1997) and incorporated by reference herein.
 (9) Filed as an Exhibit to the Registration Statement on Form S-8 (Registration No. 333-59679, dated July 23, 1998) and incorporated by reference herein.
(10) Filed as an Exhibit to the Registration Statement on Form S-1 (Registration No. 333-26753, effective May 29, 1997) and incorporated by reference herein.
(11) Filed as an Exhibit to the Registration Statement on Form S-8 (Registration No. 333-29579, dated June 19, 1997) and incorporated by reference herein.
(12) Filed with the Proxy Statement on Schedule 14A filed March 30, 1998 and incorporated by reference herein.
(13) Filed as an Exhibit to the Current Report on Form 8-K dated April 16, 1999 and incorporated by reference herein.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 1999                     Rental Service Corporation


                                          By:   /s/ Robert M. Wilson
                                              ---------------------------------
                                          Name:  Robert M. Wilson
                                          Title: Executive Vice President, Chief
                                                 Financial Officer, Secretary
                                                 and Treasurer

                                                                        ANNEX A

   This Annex A sets forth certain information in response to Items 3(b) and 6 of this Schedule 14D-9 regarding (1) securities of RSC owned beneficially or of record by RSC's directors, executive officers and affiliates; (2) the compensation of RSC's directors and certain of its executive officers; (3) grants of stock options to, and exercises of stock options by, certain of its executive officers; and (4) certain employee benefit and compensation plans.

  Security Ownership

   The following table sets forth certain information regarding the beneficial ownership of Shares outstanding as of March 31, 1999 by (1) any person known to RSC to beneficially own 5% or more of any class of voting securities of RSC; (2) each director and executive officer of RSC; and (3) all directors and executive officers of RSC as a group. Except as otherwise indicated, each stockholder listed below has informed RSC that such stockholder has (A) sole voting and investment power with respect to such Shares, except to the extent that authority is shared by spouses under applicable law, and (B) record and beneficial ownership with respect to such Shares.

                                                      Beneficial Ownership
                                                     As of March 31, 1999(1)
                                                     ---------------------------
Name of Beneficial Owner                                Shares       Percent
------------------------                             -------------- ------------
Capital Research and Management Company (2).........      1,600,000        6.5%
Pilgrim Baxter & Associates, Ltd. (3)...............      1,384,000        5.6
Martin R. Reid (4)(5)(6)............................        538,545        2.2
Douglas A. Waugaman (4)(6)..........................        112,469          *
Robert M. Wilson (4)(6).............................         24,653          *
Ronald Halchishak (4)(6)............................         53,340          *
David G. Ledlow (4)(6)..............................         49,761          *
John Markle (4)(6)..................................         62,906          *
Milfred E. Howard (4)(6)............................          7,616          *
David B. Harrington (4)(6)..........................          8,382          *
William M. Barnum, Jr. (4)(7).......................        455,317        1.8
James R. Buch (4)(6)................................          6,525          *
David P. Lanoha (4)(8)..............................        149,855          *
Christopher A. Laurence (4)(7)......................          7,261          *
Eric L. Mattson (4)(9)..............................          5,625          *
Britton H. Murdoch (4)(10)..........................          7,625          *
John M. Sullivan (4)(6).............................          3,125          *
All directors and executive officers as a group (15
 individuals).......................................      1,493,005        6.0%

--------
*   Beneficial ownership does not exceed 1% of the outstanding Shares.
 (1) A person is deemed as of any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days after such date. Shares that each identified stockholder has the right to acquire within 60 days of the date of the table set forth above are deemed to be outstanding in calculating the percentage ownership of such stockholder, but are not deemed to be outstanding as to any other person.
 (2) Based on a Schedule 13G for the year ended December 31, 1998 and filed on February 8, 1999. In that Schedule 13G, Capital Research and Management Company reported that it beneficially owned a total of 1,600,000 Shares. Of those Shares, it had sole investment discretion with respect to all of the Shares and had voting authority with respect to none of the Shares. The address of Capital Research and Management Company is 333 S. Hope Street, Los Angeles, California 90071.
 (3) Based on a Schedule 13G for the year ended December 31, 1998 and filed on February 5, 1999. In that Schedule 13G, Pilgrim Baxter & Associates, Ltd. reported that it beneficially owned a total of 1,384,000 Shares. Of those Shares, it had sole investment discretion with respect to all of the Shares and had voting authority with respect to 965,800 of the Shares. The address of Pilgrim Baxter & Associates, Ltd. is 825 Duportail Road, Wayne, Pennsylvania 19087.
 (4) Excludes Shares issuable upon exercise of options that are not exercisable within 60 days of the date of the table set forth above, as follows: Mr. Reid--330,058 Shares; Mr. Waugaman--112,000 Shares; Mr. Wilson--118,250 Shares; Mr. Halchishak--70,750 Shares; Mr. Ledlow--70,750 Shares; Mr. Markle--67,771 Shares; Mr. Harrington--40,143 Shares; Mr. Howard--47,848 Shares; Mr. Barnum--6,875 Shares; Mr. Buch--5,975 Shares; Mr. Lanoha--9,375 Shares; Mr. Laurence--6,875 Shares; Mr. Mattson--6,875 Shares; Mr. Murdoch-- 6,875 Shares; and Mr. Sullivan--9,375 Shares.
 (5) Includes Shares subject to vesting that may be repurchased by RSC if they fail to vest.
 (6) The address of this person is c/o Rental Service Corporation, 6929 E. Greenway Parkway, Suite 200, Scottsdale, Arizona 85254.
 (7) Mr. Barnum, a director of RSC, is a general partner of BBP, the general partner of Brentwood RSC Partners, L.P., which owns 417,972 Shares. Accordingly, Mr. Barnum may be deemed to be the beneficial owner of the Shares owned by BBP and for purposes of this table they are included. Mr. Barnum disclaims beneficial ownership of such Shares. The address of Brentwood RSC Partners, L.P., Mr. Barnum and Mr. Laurence is 11150 Santa Monica Boulevard, Suite 1200, Los Angeles, California 90025.
 (8) The address of this person is c/o Rental Service Corporation, 11250 East 40th Avenue, Denver, Colorado 60239.
 (9) The address of this person is c/o Baker Hughes Incorporated, 3900 Essex Lane, Suite 1200, Houston, Texas 77027.
(10) The address of this person is c/o V-Span, 1100 First Avenue, Suite 400, King of Prussia, Pennsylvania 19406.

  Executive Officer Compensation

   The following table provides summary information concerning compensation paid or accrued by RSC to or on behalf of its Chief Executive Officer and each of its four other most highly compensated executive officers for all services rendered in all capacities to RSC during the year ended December 31, 1998:

                                   Annual Compensation            Long-Term Compensation
                        ----------------------------------------- -------------------------
                                                                                 Number of
                                                      All         Restricted    Securities
  Name and Principal     Salary                      Other          Stock       Underlying
       Business           ($)    Bonus ($)(1) Compensation ($)(2) Awards ($)    Options (3)
  ------------------     ------  ------------ ------------------- ----------    -----------
Martin R. Reid......... $516,704   $500,000         $10,500       $3,466,057(4)   173,411(5)
 Chairman and Chief
  Executive Officer

Douglas A. Waugaman
 (6)...................  179,216    149,960           1,887              --        16,000
 President and Chief
  Operating Officer

Robert M. Wilson.......  180,796    103,185           4,209              --        16,000
 Executive Vice
  President, Chief
  Financial Officer,
  Secretary and
  Treasurer
Ronald Halchishak......  173,193    123,058           2,128              --        16,000
 Senior Vice President
  of Operations

David G. Ledlow........  154,274    120,000             522              --        16,000
 Senior Vice President
  of Operations

-------
(1) The amount of any bonus earned in each fiscal year is paid, and accounted for in the preceding table, in the next succeeding fiscal year. As a result, the preceding table does not include bonuses earned with respect to fiscal year 1998, which were paid on March 31, 1999 as follows: Mr. Reid--$500,000; Mr. Waugaman--$156,490; Mr. Wilson--$137,981; Mr.
    Halchishak--$146,250; and Mr. Ledlow--$143,774.

(2) Consists of one or more of the following: (1) an automobile allowance, (2) relocation expenses reimbursed by RSC, and (3) insurance premiums paid by RSC for life insurance and disability policies covering the officer.
(3) The preceding table does not include options granted on January 4, 1999 as follows: Mr. Reid--200,000; Mr. Waugaman--50,000; Mr. Wilson--50,000; Mr. Halchishak--25,000; and Mr. Ledlow--25,000. Each of these options was granted at an exercise price of approximately $15.13 per Share.
(4) At December 31, 1998, Mr. Reid held 261,589 shares of restricted stock with an aggregate market value of $4.1 million (based on the market price of the Shares as reported on the NYSE on December 31, 1998). This restricted stock is subject to vesting in equal installments over four years from the respective dates of grant; however, the vesting may be accelerated under certain circumstances, including a change of control.
(5) In January 1998, Mr. Reid entered into an employment agreement with RSC. In connection with this agreement, Mr. Reid's 200,000 then-outstanding options to purchase Shares became immediately exercisable. Additionally, Mr. Reid was granted stock options to purchase 190,000 Shares vesting in equal installments over four years (or earlier if certain performance criteria are met, or upon a change of control). On February 25, 1998, Mr. Reid surrendered options to purchase 57,000 Shares. These surrendered options are not included in this table. On April 29, 1998, Mr. Reid was granted stock options to purchase 40,411 Shares vesting in equal installments over four years (or earlier if certain performance criteria are met, or upon a change of control).
(6) Mr. Waugaman was appointed President and Chief Operating Officer of RSC on April 13, 1999.

  Director Compensation

   RSC reimburses the directors on the RSC Board for their out-of-pocket expenses incurred in connection with attending meetings of the RSC Board. In addition to reimbursement for out-of-pocket expenses, all non-employee members of the RSC Board receive $10,000 per year (payable $2,500 per quarter) as compensation for serving on the RSC Board, plus $1,500 for attendance at each RSC Board meeting and $500 for attendance at each committee meeting. Each committee chairman receives an additional $1,500 per year. All non-employee directors also receive non-qualified stock options under one of RSC's stock option plans. In addition, members of the Executive Committee receive a fee of $40,000 per month for their services.

  Stock Options

   Options Granted to Certain Executive Officers. The following table sets forth information concerning individual grants of stock options made by RSC during the year ended December 31, 1998 to its Chief Executive Officer and each of its four other most highly compensated executive officers:

                                                                                             Potential
                                                                                             Realizable
                                                                                              Value at
                                                                                           Assumed Annual
                                                                                           Rates of Stock
                                                                                               Price
                                                                                            Appreciation
                                                                                             for Option
                                                 Individual Grants                              Term
                          ---------------------------------------------------------------- --------------
                                                 Percent of Total
                                Number of        Options Granted   Exercise or
                          Securities Underlying  to Employees in   Base Price   Expiration
                          Options Granted (1)(2) Fiscal Year 1998 per Share ($)    Date    5% ($) 10% ($)
                          ---------------------- ---------------- ------------- ---------- ------ -------
                                                                                           (in thousands)
Martin R. Reid..........         190,000(3)           32.9%          $20.19      1/14/08   $2,412 $6,113
 Chairman and Chief               40,411               7.0%           28.56      4/29/08      726  1,840
 Executive Officer

Douglas A. Waugaman (4).          13,656               2.4%           22.88      2/25/08      196    498
 President and Chief
  Operating Officer                1,344               0.2%           26.38      4/15/08       22     56
                                   1,000               0.2%           28.56      4/29/08       18     46

Robert M. Wilson........          13,656               2.4%           22.88      2/25/08      196    498
 Executive Vice
  President,                       1,344               0.2%           26.38      4/15/08       22     56
 Chief Financial
  Officer,                         1,000               0.2%           28.56      4/29/08       18     46
 Secretary and Treasurer

Ronald Halchishak.......          13,656               2.4%           22.88      2/25/08      196    498
 Senior Vice President
  of                               1,344               0.2%           26.38      4/15/08       22     56
 Operations                        1,000               0.2%           28.56      4/29/08       18     46

David G. Ledlow.........          13,656               2.4%           22.88      2/25/08      196    498
 Senior Vice President
  of                               1,344               0.2%           26.38      4/15/08       22     56
 Operations                        1,000               0.2%           28.56      4/29/08       18     46

--------
(1) All options granted vest equally over four years from the date of grant; however, those granted to Mr. Reid may vest earlier if certain performance criteria are met or upon a "change of control" (as defined in the Reid Employment Agreement).
(2) The preceding table does not include options granted on January 4, 1999 as follows: Mr. Reid--200,000; Mr. Waugaman--50,000; Mr. Wilson--50,000; Mr. Halchishak--25,000; and Mr. Ledlow--25,000. Each of these options was granted at an exercise price of approximately $15.13 per Share.
(3) Includes options to purchase 57,000 Shares surrendered by Mr. Reid on February 25, 1998.
(4) Mr. Waugaman was appointed President and Chief Operating Officer of RSC on April 13, 1999.

   Options Exercised by Certain Executive Officers. The following table sets forth information (on an aggregated basis) concerning each exercise of stock options made during the year ended December 31, 1998 by RSC's Chief Executive Officer and each of its four other most highly compensated executive officers and the year-end value of unexercised options:

                                                      Number of Securities
                                                     Underlying Unexercised         Value of Unexercised
                           Number of                 Options at Fiscal Year-       "In-the-Money" Options
                             Shares                            End                 at Fiscal Year-End (2)
                          Acquired on     Value     ------------------------- ---------------------------------
                          Exercise (1) Realized ($) Exercisable Unexercisable Exercisable ($) Unexercisable ($)
                          ------------ ------------ ----------- ------------- --------------- -----------------
Martin R. Reid..........         --            --     200,000      173,411             --              --
 Chairman and Chief
 Executive Officer

Douglas A. Waugaman (3).         --            --      25,000       91,000             --              --
 President and Chief
 Operating Officer

Robert M. Wilson........         --            --      18,750       72,250             --              --
 Executive Vice
 President,
 Chief Financial
 Officer,
 Secretary and Treasurer

Ronald Halchishak.......     11,150      $247,387      37,510       49,750        $11,988          $5,916
 Senior Vice President
 of
 Operations

David G. Ledlow.........      6,006       150,090      37,500       49,750         11,831           5,916
 Senior Vice President
 of
 Operations

--------
(1) As of March 31, 1999, none of the foregoing individuals had exercised any options since December 31, 1998.
(2) Options are "in-the-money" at the fiscal year end if the fair market value (based on the closing price of the Shares on the NYSE on December 31, 1998 of $15.69 per Share) of the underlying securities on such date exceeds the exercise or base price of the option.
(3) Mr. Waugaman was appointed President and Chief Operating Officer of RSC on April 13, 1999.

  401(k) Plan

   RSC maintains a 401(k) Retirement Savings Plan (the "401(k) Plan") to provide retirement and other benefits to its employees and to permit its employees a means to save for their retirement. The 401(k) Plan is intended to be a tax-qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code").

   RSC's employees become eligible to participate in the 401(k) Plan, and to have salary deferral contributions made on their behalf, after they complete six months of service and attain the age of 18.

   Subject to legal limitations, participants may elect, by salary reduction, to have 401(k) Plan contributions of 2% to 16% of their compensation made to their accounts. Under the 401(k) Plan, RSC may make discretionary profit sharing contributions on behalf of participants who have completed 1,000 hours of service during the plan year or 6 months of continuous employment and are employed on the last day of the plan year (or have retired after attaining age 65, died or incurred a disability in a plan year), based on compensation. RSC made discretionary contributions of $150,000 in 1996, $436,000 in 1997 and $990,000 in 1998 under the 401(k) Plan.

   Participants in the 401(k) Plan always have a 100% vested and nonforfeitable interest in the value of their contributions. Participants become vested in RSC's profit sharing and matching contributions based on a graded five year vesting schedule (or upon a participant's retirement after attaining age 65, death or disability, if earlier). Participants are entitled to receive the vested amounts in their accounts in a single lump-sum payment on death, disability, retirement or termination of employment. In certain circumstances, participants may receive loans and hardship withdrawals from their 401(k) Plan accounts.

  Stock Option Plans

   RSC currently maintains two plans, the Stock Option Plan for Key Employees (the "1995 Plan") and the 1996 Equity Participation Plan (the "1996 Plan"), pursuant to which specified employees or directors may obtain options or other awards enabling them to participate in RSC's equity. The RSC Board adopted the 1996 Plan on December 5, 1996, and it was approved by RSC's stockholders on February 5, 1997. The principal purposes of the 1996 Plan are to provide incentives for RSC's officers, directors, key employees and consultants through the granting of options, restricted stock and other awards, thereby stimulating their personal and active interest in RSC's development and financial success, and inducing them to remain in RSC's service. In addition to awards made to officers, key employees or consultants, the 1996 Plan provides for the granting of options ("Directors Options") to RSC's non-employee directors pursuant to a formula. The 1995 Plan is maintained for the benefit of certain of RSC's employees for a similar purpose.

   The 1995 Plan. The 1995 Plan provides that the RSC Board, or a committee appointed by the RSC Board (in either case, the "1995 Plan Committee"), may grant non-transferable incentive stock options ("ISOs") and non-qualified stock options ("NQSOs") to key employees. The 1995 Plan Committee has the full authority and discretion, subject to the terms of the 1995 Plan, to determine those individuals who are eligible to be granted options and the amount and type of these options. Terms and conditions of options are set forth in written option agreements. An aggregate of up to 324,000 Shares are issuable under the 1995 Plan, however, as of March 31, 1999, none of these Shares were available for future stock option grants.

   The 1996 Plan. The 1996 Plan is administered by the Compensation Committee of the RSC Board, or a subcommittee thereof (the "Compensation Committee"), with respect to grants to RSC's employees or consultants, and by the RSC Board with respect to Director Options. Subject to the terms and conditions of the 1996 Plan, the Compensation Committee or the RSC Board, as applicable, has the authority to select the persons to whom awards are to be made, to determine the number of Shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 1996 Plan.

   The 1996 Plan provides that the Compensation Committee may grant or issue stock options, stock appreciation rights ("SARs"), restricted stock, deferred stock, dividend equivalents, performance awards, stock payments and other stock-related benefits or awards (collectively, "Awards"), or any combination thereof. Each Award is set forth in a separate written agreement with the person receiving the Award. Under the 1996 Plan, not more than 2,000,000 Shares (or the equivalent in other equity securities) are authorized for issuance upon exercise or vesting of any Awards. As of March 31, 1999, 160,048 Shares were available for future Awards. Furthermore, the maximum number of Shares that may be subject to options or SARs granted under the 1996 Plan to any individual in any calendar year cannot exceed 200,000.

   Awards under the 1996 Plan may be granted to (1) individuals who are then officers or other employees of RSC or any of its present or future subsidiaries who are determined by the Compensation Committee to be key employees, and (2) consultants of RSC selected by the Compensation Committee for participation in the 1996 Plan. Approximately 200 officers and other employees are currently eligible to participate in the 1996 Plan. During the term of the 1996 Plan and pursuant to a formula, (A) each non-employee director is automatically granted an NQSO to purchase 10,000 Shares on the date of such director's initial election to the RSC Board, and (B) each then-current non-employee director is automatically granted an NQSO to purchase 2,500 Shares at each subsequent annual meeting at which such director is reelected to the RSC Board.

  Management Incentive Compensation Plan

   RSC maintains an annual bonus plan (the "Management Incentive Compensation Plan") under which the chief executive officer and certain other executives (the "Covered Employees") are eligible to receive bonus payments. The Management Incentive Compensation Plan is intended to provide an incentive for superior work, to motivate Covered Employees toward even higher achievement and business results, to tie their goals and interests to those of RSC and its stockholders and to enable RSC to attract and retain highly qualified senior employees.

   The Management Incentive Compensation Plan is administered by a committee consisting of at least two members of the RSC Board who qualify as "outside directors" under Section 162(m) of the Code (the "Bonus Committee"). The Bonus Committee currently consists of the members of the Compensation Committee. The Bonus Committee has the sole discretion and authority to administer and interpret the Management Incentive Compensation Plan.

   A Covered Employee may receive a bonus payment based upon the attainment of performance objectives established by the Bonus Committee and related to one or more of the following corporate business criteria, which may be limited, where applicable with respect to any Covered Employee, to store-level or regional operations: pre-tax income, operating income, cash flow, earnings per share, EBITDA, return on equity, return on invested capital or assets, cost reductions and savings, return on revenues, collection of accounts receivable or productivity. The actual amount of future bonus payments under the Management Incentive Compensation Plan is not presently determinable. However, the Management Incentive Compensation Plan provides that the maximum bonus for a Covered Employee shall not exceed $1,000,000 with respect to any fiscal year.

   The Management Incentive Compensation Plan is designed to ensure the annual bonuses paid to Covered Employees are deductible by RSC, without limit under
Section 162(m) of the Code. Section 162(m) of the Code places a limit of $1,000,000 on the amount of compensation that may be deducted in any tax year, however, certain performance-based compensation is not subject to the deduction limit. The Management Incentive Compensation Plan is designed to provide this type of performance-based compensation.

   Bonuses paid to Covered Employees are based upon bonus formulas that tie bonuses to one or more objective performance standards. Bonus formulas for Covered Employees are adopted in each performance period by the Bonus Committee no later than the latest time permitted by Section 162(m) of the Code. No bonuses are paid to Covered Employees unless and until the Bonus Committee makes a certification in writing with respect to the attainment of the objective performance standards as required by Section 162(m) of the Code. The Bonus Committee may in its sole discretion reduce a bonus payable to a Covered Employee, however, the Bonus Committee has no discretion to increase the amount of a Covered Employee's bonus. The Bonus Committee has the discretion to apply or not apply the foregoing provisions to bonuses paid to eligible employees who have not been designated as Covered Employees.

  Executive Savings Plan and Survivor Protection Program

   In January 1998, the RSC Board approved (1) an Executive Savings Plan (the "ESP") pursuant to which RSC's senior executives may defer portions of their cash compensation, and (2) a Survivor Protection Program (the "SPP") pursuant to which RSC would pay survivor benefits to the beneficiaries of deceased senior executives and certain other members of RSC's senior management.

   The ESP. RSC's senior executives may defer the receipt of a portion of their cash compensation pursuant to the ESP, whereby amounts, while deferred, earn interest at a rate of (1) for the first five years of the program, the greater of 10% or the average long-term bond yield, and (2) after the first five years of the program, the average of the long-term bond yield. In addition, an annual deferral incentive rate will be determined each year, beginning with the third year of the program, which rate will be added to the rates described in the previous sentence. Participants in the ESP will receive payments under the ESP upon the later of retirement or upon reaching age 55 with at least seven years of service to RSC. If RSC terminates a participant's employment, that participant will receive payments under the ESP upon reaching age 62. The payments will be made over a 15 year period, subject to the one-time right of participants to elect to receive 90% of their ESP account balance and forfeit the remainder. The trust administering the ESP may purchase life insurance policies to fund future payments under the ESP.

   The SPP. To date, RSC has not executed any agreements to implement or fund potential obligations under the SPP. The contemplated benefit under the SPP is three times annual base salary (less $100,000) for senior executives and two times base salary (less $100,000) for other senior management participants, with a maximum benefit of $500,000 for both groups. RSC may purchase life insurance benefits under the SPP, and benefits would continue after a participant's retirement, with eligibility to begin upon the earlier of (1) the participant reaching age 62 or (2) the participant reaching age 55 with at least seven years of service to RSC.

  Employee Qualified Stock Purchase Plan

   In 1997, RSC adopted the Employee Qualified Stock Purchase Plan (the "QSP Plan"). In general, the QSP Plan authorizes RSC's employees to purchase Shares, through payroll deductions, at a purchase price of 85% of the fair market value of such Shares. The QSP Plan is intended to help RSC attract and retain experienced and capable persons who can make significant contributions to RSC's growth and success and to align their interests with those of RSC's stockholders.

   The QSP Plan provides for the issuance of up to 250,000 Shares. The QSP Plan also provides for appropriate adjustments in the number and kind of Shares subject to the QSP Plan and to outstanding purchase rights in the event of a stock split, stock dividend or certain other similar changes in the Shares and in the event of a merger, reorganization, consolidation or certain other types of recapitalizations.

   Each employee who has been employed by RSC for not less than 6 months and who is customarily employed for more than 20 hours per week and more than 5 months per calendar year is eligible to participate in the QSP Plan. RSC presently has approximately 2,800 employees who are eligible to participate in the QSP Plan.

   The per Share exercise price of each purchase right under the QSP Plan shall be an amount equal to the lesser of 85% of the fair market value of a Share on the first day of the offering period in which the eligible employee began participating in the QSP Plan or 85% of the fair market value of a Share on the date of exercise of an installment of the purchase right. The QSP Plan commenced on July 1, 1997. As of March 31, 1999, 203,474 Shares remain available under the QSP Plan.